STATEMENT OF FINANCIAL CONDITION

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35355

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025

 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TRUIST INVESTMENT SERVICES, INC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
303 PEACHTREE STREET 2ND FLOOR

(No. and Street)

ATLANTA	GEORGIA	30303
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
EVELYN CALLENDER 804-281-3722   EVELYN.CALLENDER@TRUIST.COM

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
PricewaterhouseCoopers

(Name – if individual, state last, first, and middle name)

214 N. Tryon Street, Suite 4200	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)
10/20/2003		238	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>EVELYN CALLENDER</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>TRUIST INVESTMENT SERVICES, INC</u>, as of <u>DECEMBER 31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Velyn Callender*

Title: CHIEF FINANCIAL OFFICER

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements
Year Ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Truist Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Truist Investment Services, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
March 2, 2026

We have served as the Company's auditor since 2019.

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	369,023,250
Cash segregated under federal regulations		10,879,625
Securities owned, at fair value		8,206,251
Commissions receivable		12,633,710
Goodwill		56,628,410
Intangible assets, net		6,819,311
Employee loans and prepaid incentive bonuses		63,372,333
Receivables from related parties		30,123,390
Deferred taxes, net		18,246,992
Right of use assets		5,256,759
Other assets		10,025,750
Total assets	$	591,215,781

Liabilities and shareholder's equity
Liabilities:

Accrued compensation and benefits	$	64,585,875
Accrued taxes payable to Parent		4,180,933
Operating lease liabilities		5,808,133
Payables to related parties		10,690,512
Accrued expenses and other liabilities		13,339,398
Total liabilities		98,604,851

Shareholder's equity:

Common stock and additional paid-in capital		431,253,767
Retained earnings		61,357,163
Total shareholder's equity		492,610,930
Total liabilities and shareholder's equity	$	591,215,781

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Truist Investment Services, Inc. (the "Company" or "TIS") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of Truist Financial Corporation (the "Parent" or "TFC"). TIS personnel provide sales, support and operational services to affiliates of TFC which TIS records as revenue for fees charged to affiliates for these services.

During 2025, management identified errors in previously issued financial statements arising from the understatement of expenses related to deferred incentive compensation plans. Specifically, the errors include a cumulative understatement of expenses totaling $32.5 million related to the deferred portion of incentive compensation plans awarded in 2024, 2023 and 2022, and an offsetting understatement of income from related parties totaling $21.6 million that would have been recognized in those periods had the expenses been recorded correctly.

Management has elected to revise Retained Earnings as of December 31, 2024, to reflect the cumulative impact of these items. The adjustment to Retained Earnings also includes the effects of an unrelated uncorrected error identified in 2024 of $1.8 million related to the understatement of Administrative service fees.

The cumulative effect, net of tax, on Retained Earnings as of January 1, 2025, is a decrease of $6.5 million. Management has concluded that the cumulative effect of these errors is not material to the current or previously issued financial statement.

2. Summary of Significant Accounting

Policies Basis of Presentation

The Financial Statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation in the financial statement, have been made.

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could vary from those estimates. Material estimates include the determination of fair value for goodwill, accrued expenses, and tax related accounts.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2025, is cash of $75,964,394 at Truist Bank and $293,058,856 of money market funds.

Cash Segregated Under Federal and Other Regulations

At December 31, 2025, the company held restricted cash of $10,879,625 which has been segregated in a special reserve account for the exclusive benefit of customers of the Company.

Securities owned

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Proprietary securities transactions in non-regular-way trades were recorded on the settlement date.

Commissions Receivable

The clearing broker maintains customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions receivable for its share of commissions charged to customers.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested at least annually for impairment as of October 1st of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value is below its carrying value, then a quantitative impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the quantitative impairment test. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value.

A quantitative impairment test estimates the fair value of the Company based on income and market-based approaches. When used, the income approach utilizes a discounted cash flow analysis of multi-year financial forecasts developed for the Company by considering several inputs and assumptions. The market-based approach utilizes comparable public company information, key valuation multiples, and considers a market control premium associated with cost synergies and other cash flow benefits that arise from obtaining control over a company, and guideline transactions, when applicable. If, as a result of the quantitative test, the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value.

Intangible assets which consist of customer relationships are determined to have finite lives and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 4.3 years.

Employee loans and Prepaid Incentive Bonuses

The Company provides certain financial advisors with sign-on incentive bonuses, annual performance-based incentive awards, and employee loans as part of the Company's recruiting, retention, and performance compensation programs for key revenue producing employees. Sign-on incentive bonuses are paid to advisors upon hire and are subject to clawback provisions based on continued employment as outlined in their offer letters. These amounts are amortized over the required employment term.

Annual performance-based incentive awards are paid to eligible advisors based on performance and are finalized following the end of each performance year. A portion of these awards are paid in cash, while the deferred portion is settled over future periods in accordance with the applicable incentive plan terms.

With respect to deferred incentive awards, TIS remits cash to Truist Bank, an affiliate of Truist Financial Corporation ("TFC"), on behalf of the employee until the applicable vesting conditions are satisfied. Truist Bank maintains custody of the related cash and administers the deferred compensation arrangements during the vesting period. Upon vesting, Truist Bank distributes the funds to employees in accordance with their investment elections.

Employee loans are generally forgiven over a two-to-ten-year period based upon continued employment, and sign-on bonuses may be subject to contractual clawback provisions. If employment terminates prior to completion of the applicable service period, any remaining outstanding balance becomes immediately due and payable. Interest earned on employee loans is included in interest income in the Statement of Operations.

The Company estimates lifetime expected credit losses on employee loans in accordance with ASC 326 (CECL) by considering historical loss experience, current conditions, and reasonable and supportable forecasts, and records an allowance for credit losses accordingly. The company did not establish a CECL allowance as management does not expect to incur any material credit losses on its employee loans. In addition, the Company does not have a history of losses upon employees leaving the Company.

Leases

The Company has operating leases for corporate offices, branches, retail centers, and certain equipment. The Company determines if an arrangement is a lease at inception. Operating leases with an original lease term in excess of one year are included in Right of use assets and Operating lease liabilities in the Statement of Financial Condition. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses an implicit interest rate in determining the present value of lease payments when readily determinable, and a collateralized incremental borrowing rate when an implicit rate is not available.

Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease expense and rental income on operating leases is generally recorded using the straight-line method over the appropriate lease terms. Lease agreements that contain non-lease components are generally accounted for as a single lease component. Variable costs, such as maintenance expenses, property and sales taxes, association dues and index-based rate increases, are expensed as they are incurred.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures*, which amends ASC Topic 740, Income Taxes. This ASU enhances income tax disclosures requirements, including expanded effective tax rate reconciliation and cash taxes paid by jurisdiction. The Company adopted this ASU effective

January 1, 2025. The adoption of this ASU did not have a material impact on the Company's financial position.

4. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants, with a three-level measurement hierarchy:

- Level 1: Quoted prices for identical instruments in active markets

- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following table presents fair value information for assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements for Assets and Liabilities
Measured on a Recurring Basis

	Level 1	Level 2	Level 3	Total as of December 31, 2025
Assets:				
Cash equivalents				
Money market fund	$ 293,077,593	$ -	$ -	$ 293,077,593
Securities Owned				
States and political subdivisions	-	274,734	-	274,734
Certificates of deposit	-	7,746,756	-	7,746,756
Mutual Funds	166,024	-	-	166,024
Total Assets	$ 293,243,617	$8,021,490	$ -	$ 301,265,107

The following discussion focuses on the valuation techniques and significant inputs for Level 2 assets and liabilities that are measured at fair value on a recurring basis.

States and political subdivisions: Obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. Additionally, all municipal obligations are highly rated or are otherwise collateralized by securities backed by the full faith and credit of the federal government. These securities are valued using market-based pricing matrices that reference observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield curves.

Certificates of deposit: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting and Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves.

There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2025.

5. Goodwill and Other Intangible Assets

The Company's goodwill balance at December 31, 2025 was $56,628,410.

The Company performed a quantitative goodwill impairment test as of October 1, 2025. The fair value was estimated using a market-based approach. Based on the results of the impairment test, the Company concluded that its fair value exceeded its carrying value; therefore, there was no goodwill impairment. No subsequent triggering events were noted.

The net carrying amount of other intangible assets are presented in the following table:

Customer Relationships, gross carrying value, December 31, 2025	$ 42,301,833
Accumulated amortization	(35,482,522)
Customer Relationships, net carrying value, December 31, 2025	$ 6,819,311

The Company's estimated future amortization of intangible assets is presented in the following table:

	December 31, 2025
2026	3,089,766
2027	2,106,093
2028	1,339,886
2029	283,566
Total	$ 6,819,311

6. Related-Party Transactions

During the year ended December 31, 2025, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition	
Cash and cash equivalents	$ 75,964,394
Receivables from related parties	30,123,390
Accrued taxes payable to Parent	4,180,933
Payables to related parties	10,690,512

The Company recognizes Income from related parties upon providing certain services to other affiliates of TFC, primarily Truist Advisory Services, Inc. ("TAS"). TIS advisors provide investment advisory services offered by TAS. Thus, the salaries and related costs for these personnel and administrative services are charged to TAS based on determined allocation methodologies.

Expenses to affiliates arise from the use of TFC's internal services and corporate real estate based on an agreed expense sharing agreement. Allocation methodologies vary for these services but are generally based on revenue, headcount, or utilization. Compensation and benefits are further discussed in Note 9, "Employee Benefits".

TIS guarantees loans made by Truist Bank to certain key TIS employees. While ordinarily payable to Truist Bank on demand, generally TIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by TIS. In the event TIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. TIS will then have the ability to pursue reimbursement through other standard channels. During 2025, the Company was not called upon by TFC to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2025. The total amount of loans off-balance sheet are $63,406,393 at December 31, 2025.

7. Commitments and Contingencies

Legal Proceedings and Other Legal Matters

The Company is routinely named as a defendant in or a party to numerous actual or threatened legal proceedings and other matters and is or may be subject to potential liability in connection with them. The legal proceedings and other matters may be formal or informal and include litigation and arbitration with one or more identified claimants, certified or purported class actions with yet-to-be-identified claimants, and regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement proceedings. Claims may be based in law or equity such as those arising under contracts or in tort and those involving banking, consumer-protection, securities, antitrust, tax, employment, and other laws and some present novel legal theories, allegations of substantial or indeterminate damages, demands for injunctive or similar relief, and requests for fines, penalties, restitution, or alterations in the Company's business practices. Our legal proceedings and other matters exist in varying stages of adjudication, arbitration, negotiation, or investigation.

The course and outcome of legal matters are inherently unpredictable. This is especially so when a matter is still in its early stages, the damages sought are indeterminate or unsupported, significant facts are unclear or disputed, novel questions of law or other meaningful legal uncertainties exist, a request to certify a proceeding as a class action is outstanding or granted, multiple parties are named, or regulatory or other governmental entities are involved. As a result, we often are unable to determine how or when actual or threatened legal proceedings and other matters will be resolved and what losses may be incrementally and ultimately incurred. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the financial position, results of operations, or cash flows of the Company, or cause significant reputational consequences.

The Company establishes accruals for legal proceedings and other matters when potential losses become probable and the amount of loss can be reasonably estimated. Accruals are evaluated each quarter and may be adjusted, upward or downward, based on our best judgment after consultation with counsel and others. No assurance exists that our accruals will not need to be adjusted in the future. Actual losses may be higher or lower than any amounts accrued, possibly to a significant degree.

Truist also provides estimates of reasonably possible losses, including for disclosed matters, when potential losses become reasonably possible and the amount of loss can be reasonably estimated. For the year ended December 31, 2025, the Company estimates reasonably possible losses, in excess of amounts accrued, were not material. This estimate does not represent the Company's maximum loss exposure, and actual losses may vary significantly. Also, the outcome of a particular matter may be one that the Company did not take into account in its estimate because the Company judged the likelihood of that outcome to be remote. In addition, the matters underlying this estimate may change from time to time. Estimated losses, like accruals, are based upon currently available information and involve considerable

uncertainties and judgment.

For certain matters, the Company may be unable to estimate the loss or range of loss, even if it believes that a loss is probable or reasonably possible, until developments in the matter provide additional information sufficient to support such an estimate. These matters are not accrued for and are not reflected in the estimate of reasonably possible losses.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnity. For the year ended December 31, 2025, the Company experienced no losses as a result of the indemnity. The Company's clearing agreement expired on February 18, 2026. Renewal terms are currently under negotiation. Management expects execution of the updated agreement in the near term, and services will continue under the existing arrangement pending renewal.

9. Employee Benefits

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 4% of the employees' compensation.

The Parent provides equity-based compensation plans that have been approved by its shareholders which grant restricted stock and restricted stock units, some of which may have performance features, to key employees of the Company.

The Parent also provides deferred compensation plans in which employees of the Company participate. A portion of these awards are paid in cash, while the deferred portion is settled over future periods in accordance with the applicable incentive plan terms.

In the year the award is announced, the Company advances cash to the Parent for the entire amount of the deferred portion of the award and records receivable from the Parent. In the event an award is forfeited, the advanced cash is returned to the Company from the Parent.

10. Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the DTAs ("Deferred Tax Assets") or DTLs ("Deferred Tax Liabilities") are expected to be realized. The net deferred income tax asset is recorded in the statement of financial condition. The significant DTAs and DTLs as of December 31, 2025, net of the federal impact for state taxes, are presented in the following table:

Deferred tax assets:		
Employee compensation and benefits	$	16,642,722
State NOL and Tax Credit Carryforward		2,736,658
Operating Lease Liability		1,477,010
Other Assets		913,108
Total gross deferred tax assets		21,769,498
Valuation Allowance		(513,151)
Total DTAs net of valuation allowance	$	21,256,347
Deferred tax liabilities:		
Intangibles	$	1,699,371
Operating Lease Assets		1,309,984
Total gross deferred tax liabilities		3,009,355
Net Deferred tax asset (liability)	$	18,246,992

The deferred tax assets include state tax net operating losses of $2.6 million as of December 31, 2025, of which $2.1 million have an unlimited carryforward period and will not expire while the remaining $0.5 million will expire in 2037 if not utilized. At December 31, 2025, the Company had a valuation allowance recorded against its state carryforwards of $513,151. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, Income Taxes, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within twelve months of this reporting date.

The Parent's federal income tax returns, in which the Company is included, are no longer subject to assessment by the Internal Revenue Service for taxable years prior to 2021. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to assessment by state and local taxing authorities for taxable years prior to 2018.

11. Segments

The Company operates as one reportable segment as an introducing broker-dealer, which is comprised of several classes of services, including buying, and selling securities for its customers and its own account, administrative service fees, and as an introducing broker dealer TIS does not custody client assets. TIS's chief operating decision maker (CODM) is the chief executive officer (CEO). The CODM manages the Company, assesses performance, and decides how to allocate resources based on net income of the Company as a whole, as constructed and presented on the statement of comprehensive income. The significant expenses for the segment represent Compensation and Benefits and Expenses to affiliates as reflected in the Statement of Operations. The Company manages its business activities on a consolidated basis with the various product lines sharing a common economic environment with similar services, processes, and customers. The accounting policies used to measure the profit and loss of the segment are the same as those described in Note 2, *Summary of Significant Accounting Policies*.

12. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company has elected to use the alternative method to calculate net capital. At December 31, 2025, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2025, the Company, on a standalone basis, had net capital, as defined, of $285,810,436 which was $285,560,436 in excess of the required net capital of $250,000.

13. Subsequent Events

The Company has evaluated subsequent events from December 31, 2025 through March 02, 2026, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statements.